

Mail Stop 3561

January 9, 2018

Naum Voloshin
Chief Financial Officer
Cavitation Technologies, Inc.
10019 Canoga Avenue
Chatsworth, California 91311

> **Re:** **Cavitation Technologies, Inc.**
> **Item 4.02 Form 8-K**
> **Filed October 25, 2017**
> **File No. 000-53239**

Dear Mr. Voloshin:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant
Office of Transportation and Leisure